UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

535219109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535219109

1		NAME OF REPORTING PERSONS Mark D. Ein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,983,311
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,983,311
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,983,311
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
The percent ownership calculated is based upon an aggregate of 50,200,173 shares outstanding as of October 25, 2021.  Amount beneficially owned includes unvested restricted stock.  As described herein, on May 19, 2021, the reporting person entered into a prepaid variable share forward transaction with Citibank, N.A. ("Citibank") with respect to 1,242,500 shares of common stock.

CUSIP No. 535219109

1		NAME OF REPORTING PERSONS Capitol Acquisition Management 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,716,867
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,716,867
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,716,867
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
The percent ownership calculated is based upon an aggregate of 50,200,173 shares outstanding as of October 25, 2021.  Amount beneficially owned includes unvested restricted stock.  As described herein, on May 19, 2021, the reporting person entered into a prepaid variable share forward transaction with Citibank, N.A. ("Citibank") with respect to 1,242,500 shares of common stock.

CUSIP No. 535219109

Item 1(a).	Name of Issuer:

Lindblad Expeditions Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

96 Morton Street, 9th Floor, New York, NY 10014

Item 2(a).	Name of Person Filing:

Mark D. Ein and Capitol Acquisition Management 2 LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of Mr. Ein and Capitol Acquisition Management 2 LLC is c/o Lindblad Expeditions Holdings, Inc., 96 Morton Street, 9th Floor, New York, NY 10014

Item 2(c).	Citizenship:

Mr. Ein is a United States citizen.  Capitol Acquisition Management 2 LLC is a limited liability company organized and existing under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

535219109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Leland Investments, Inc., an entity controlled by Mr. Ein, is the sole member of Capitol Acquisition Management 2 LLC.  Accordingly, Mr. Ein is deemed to have beneficial ownership of shares held by Capitol Acquisition Management 2 LLC.

CUSIP No. 535219109

On May 19, 2021, the reporting person entered into a prepaid variable share forward transaction with Citibank, N.A. ("Citibank") with respect to 1,242,500 shares of common stock.  The prepaid forward transaction with Citibank is divided into 25 components (each a "Component"). For each Component, the reporting person is obligated to deliver to Citibank, on the settlement date (the "Settlement Date") determined based on the specified scheduled valuation date within the period from May 10, 2023 to June 7, 2023, either, at the reporting person's option, (i) up to 49,700 shares of common stock of the Issuer ("Shares") (such Share number, "Subject Number") based on the average market price of the Shares (determined as described below) or (ii) an amount of cash equivalent to the value of such Shares. In exchange for assuming the obligation under each contract, the reporting person received an upfront cash prepayment of $15,205,404 from Citibank.

The cash equivalent to the value of the Subject Number of Shares (or, at the reporting person's option, the Subject Number of Shares) to be delivered to Citibank on each Settlement Date is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date (the "Settlement Price") is equal to or less than $13.39 per Share (the "Forward Floor Price"), the reporting person will deliver to Citibank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $19.69 per Share (the "Forward Cap Price"), the reporting person will deliver to Citibank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, the reporting person will deliver to Citibank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

(b)	Percent of Class: 9.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,983,311

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,983,311

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. 535219109

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits
Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the reporting parties’ Schedule 13G filed January 22, 2014).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2022

/s/ Mark D. Ein
Mark D. Ein

CAPITOL ACQUISITION MANAGEMENT 2 LLC

/s/ Mark D. Ein
Name:  Mark D. Ein
Title:    President of Leland Investments, Inc.
(sole member of Capitol Acquisition Management 2 LLC)